Filed by Barrick Gold Corporation
This communication is filed pursuant to Rule 425 under the Securities Act of 1933, as amended.
Subject company: Placer Dome Inc.
Commission File Number: 333-130864
Date: January 5, 2006

PRESS RELEASE - January 5, 2006

Barrick Files Revised Offer for Placer Dome

Barrick Gold Corporation announced today that it has filed with the securities regulators in Canada and the United States, a notice of variation and extension which amends the terms of Barrick’s offer to acquire all of the outstanding shares of Placer Dome Inc. as agreed with Placer Dome in the Support Agreement dated December 22, 2005. The notice of variation and extension has been delivered to the depository, CIBC Mellon Trust Company, and is being mailed to all Placer Dome shareholders, together with the amended Placer Dome directors’ circular recommending that shareholders accept the offer. The offer expires at midnight (Toronto time) on January 19, 2006. For purposes of U.S. tender offer rules, Barrick hereby discloses that as of January 3, 2006, 2,703,056 Placer Dome shares have been tendered and not withdrawn under the offer.

About the Offer
Barrick's offer was announced on October 31, 2005. Barrick's take-over bid circular and related documents were filed with the securities regulatory authorities in Canada and the United States on November 10, 2005. Placer Dome shareholders are advised to read the take-over bid circular as it contains important information including the terms and conditions of the offer and the procedures for depositing shares. Additional information about the offer or copies of the take-over bid circular may be obtained from shareholders' investment advisers, from RBC Dominion Securities Inc. or Merrill Lynch Canada Inc., who are acting as Barrick's Canadian dealer managers, RBC Capital Markets Corporation, or Merrill Lynch, Pierce, Fenner & Smith Incorporated, who are acting as Barrick's U.S. dealer managers, or Kingsdale Shareholder Services Inc. for Canada (Toll Free 1-866-877-2571) or MacKenzie Partners, Inc. for the United States and other locations (Toll Free 1-800-322-2885) who are acting as Barrick's Information Agents.

On November 10, 2005, Barrick filed with the US Securities and Exchange Commission (the "SEC") a Registration Statement on Form F-10 which includes Barrick's offer and take-over bid circular. Investors and security holders are urged to read the disclosure documents filed by Barrick from time to time with the SEC regarding the proposed business combination transaction because they contain important information. The offer and take-over bid circular have been sent to shareholders of Placer Dome Inc. Investors may also obtain a free copy of the offer and take-over bid circular and other disclosure documents filed by Barrick with the SEC at the SEC's website at www.sec.gov. The offer and take-over bid circular and the other disclosure documents may also be obtained free of charge by directing a request to Kingsdale Shareholder Services Inc. or Mackenzie Partners Inc. at the toll free numbers set out above.

For further information:

INVESTOR CONTACT:	MEDIA CONTACT:
James Mavor	Vincent Borg
Vice President,	Vice President,
Investor Relations	Corporate Communications
Tel: (416) 307-7463	Tel: (416) 307-7477
Email: jmavor@barrick.com	Email: vborg@barrick.com

BARRICK GOLD CORPORATION                                                                     PRESS RELEASE